TEVA REPORTS TOP-LINE RESULTS FROM SECOND PHASE III STUDY
OF ARMODAFINIL (NUVIGIL®) IN PATIENTS WITH MAJOR DEPRESSION
ASSOCIATED WITH BIPOLAR 1 DISORDER

-Following first, positive trial, second trial fails to demonstrate efficacy in meeting primary and secondary endpoints

-Teva remains committed to clinical development program with third, ongoing phase III and open-label extension trials

Jerusalem, January 23, 2013 – Teva Pharmaceutical Industries Ltd. today announced top-line results of its Phase III clinical program for armodafinil (NUVIGIL®) as adjunct therapy in adults with major depression associated with bipolar 1 disorder. While study 3072 demonstrated a numerical improvement, it did not reach statistical significance in meeting its primary endpoint — to determine whether armodafinil treatment, at a dosage of 150 mg per day, is more effective than placebo as adjunct therapy to mood stabilizers and/or atypical antipsychotics. This is the second of three, Phase III studies; results of the first pivotal study 3071 announced in May, 2012 were positive (P=0.0097). Study 3073 and open-label extension study 3074 are ongoing; results are expected for study 3073 later this year.

“While we are disappointed that the second study did not reach statistical significance, we are firmly committed to continuing with the third, Phase III trial based on the promising results of the first study, the trend seen in the second, and comparable safety results between the two studies. Bipolar 1 disorder is a complex disease where there remains a significant unmet patient need to successfully treat associated depressive episodes,” said Michael Hayden, M.D., president of Global R&D and Chief Scientific Officer. “We believe that armodafinil may have a unique mechanism of action in patients with depression associated with bipolar 1 disorder, and we will continue to study it as adjunct therapy in adults with this debilitating disease. At Teva, we are dedicated to advancing the science in serious neuropsychiatric conditions, such as this.”

Bipolar disorder is among the top 20 most severely disabling disorders.i Bipolar 1 disorder is defined by manic or mixed episodes that last at least a week in which an individual feels abnormally euphoric, optimistic, and energetic, and can be so severe as to require hospitalization, followed by depressive episodes typically lasting at least two weeks. The depressive episodes of bipolar 1 disorder can be so severe that the person cannot function normally at work, school, or homeii.

About Armodafinil

Armodafinil is currently available as NUVIGIL®, a prescription medicine indicated to improve wakefulness in adults who experience excessive sleepiness (ES) due to obstructive sleep apnea (OSA), shift work disorder (SWD), or narcolepsy. NUVIGIL is not approved for use in treating major depression associated with bipolar 1 disorder.

IMPORTANT SAFETY INFORMATION

The NUVIGIL (armodafinil) label includes a bolded warning for serious or life-threatening rash, including Stevens-Johnson Syndrome, requiring hospitalization and discontinuation of treatment, that has been reported in adults in association with the use of modafinil and armodafinil and in children in association with the use of modafinil, a racemic mixture of S and R modafinil (the latter is armodafinil, the active ingredient in NUVIGIL). NUVIGIL is not approved for use in pediatric patients for any indication.

In controlled trials in adults administered NUVIGIL, psychiatric symptoms resulting in treatment discontinuation were anxiety, agitation, nervousness, and irritability. Caution should be exercised when NUVIGIL is given to patients with a history of psychosis, depression, or mania. Consider discontinuing NUVIGIL if psychiatric symptoms develop.

The most common adverse events in controlled clinical trials (five percent or greater) were headache, nausea, dizziness, and insomnia. Full prescribing information for NUVIGIL is available at www.NUVIGIL.com.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements, including statements relating to the results of the GALA phase III trial and the potential efficacy or future market or marketability of glatiramer acetate 40 mg/1 ml. Following further analysis, Teva’s interpretation of the results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release as there can be no guarantee that the results from the phase III trial discussed in this press release will be confirmed upon full analysis of the results of the trial and additional information relating to the safety, efficacy or tolerability of glatiramer acetate 40 mg/1 ml may be discovered upon further analysis of data from the phase III trial. Even if the results described in this release are confirmed upon full analysis of the GALA study, we cannot guarantee that glatiramer acetate 40 mg/1 ml will be approved for marketing in a timely manner, if at all, by regulatory authorities in the EU or in the U.S. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), the effects of increased leverage as a result of the acquisition of Cephalon, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel (including Cephalon employees) or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

i World Health Organizations. (2004).The Global Burden of Disease. Retrieved January 1, 2013 from http://www.who.int/healthinfo/global—burden—disease/GBD—report—2004update—full.p df.

ii National Institute of Mental Health. (2009). Bipolar disorder. (No. 09-3679). Retrieved January 1, 2013 from http://www.nimh.nih.gov/health/publications/bipolar-disorder/nimh-bipolar-adults         .pdf